Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

October 24, 2012

VIA EDGAR CORRESPONDENCE
Vincent J. Di Stefano
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:Incapital Unit Trust, Series 11
File No. 333-183773

Dear Mr. Di Stefano:

This letter is in response to the comments that you raised in your response letter dated September 28, 2012, regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 11 (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on September 7, 2012.  The registration statement offers Balanced Risk Allocation Portfolio, 4Q 2012 (the “Portfolio”).  This letter serves to respond to your comments.

Part A

The Goldman Sachs Balanced Risk Allocator Basket (p. 4)

Comment 1

In the first paragraph of this disclosure, please clarify whether riskier asset classes will be given relatively more or less weight in the Portfolio than less risky set classes.

Response to Comment 1

The following has been added as the second sentence of the first paragraph of this disclosure: “Riskier asset classes (as measured by realized volatility over the previous six-month period) are given relatively less weight than less risky asset classes.”

Determining the Underlier Allocation (p. 5)

Comment 2

Are there any absolute limits on weightings?  What ranges of percentages of total assets will the methodology described produce for each asset group?  Is it conceivable that the Portfolio could be more heavily weighted in MLPs or emerging market debt an in US large caps or treasuries?  Please include in your response an example of the methodology using current market data.

Response to Comment 2

There are no absolute limits on weightings.  In general, the weightings for a security representing an asset class have been between 1 and 20%.  It is possible that the Portfolio can be more heavily weighted in any given asset class because the Portfolio securities are not equally weighted.   As requested, below is an example of portfolio weighting based on market data as of the close of October 19, 2012, along with the realized volatility and inverse volatility values:

Asset Class	ETF Name	ETF Symbol	Realized Volatility	1 / Realized Volatility	Weight
U.S. Large Cap Equities	iShares Russell 1000 Index Fund	IWB	13.796%	7.25	3.55%
U.S. Small Cap Equities	iShares Russell 2000 Index Fund	IWM	17.419%	5.74	2.81%
U.S. IT Treasuries	iShares Barclays 7-10 Year Treasury Bond Fund	IEF	5.335%	18.74	9.17%
U.S. IP Treasuries	iShares Barclays TIPS Bond Fund	TIP	4.231%	23.64	11.56%
IG Bonds	iShares Barclays Aggregate Bond Fund	AGG	2.543%	39.32	19.23%
HY Bonds	iShares iBoxx $ High Yield Corporate Bond Fund	HYG	7.554%	13.24	6.48%
DM Equities	iShares MSCI EAFE Index Fund	EFA	19.808%	5.05	2.47%
DM Bonds	SPDR Barclays Capital International Treasury Bond ETF	BWX	6.252%	15.99	7.82%
EM Equities	Vanguard MSCI Emerging Markets ETF	VWO	20.067%	4.98	2.44%

EM Bonds	iShares JPMorgan USD Emerging Markets Bond Fund	EMB	5.834%	17.14	8.38%
EM Local Bonds	WisdomTree EM Local Debt Fund	ELD	7.350%	13.61	6.65%
Real Estate	iShares Dow Jones U.S. Real Estate Index Fund	IYR	13.727%	7.28	3.56%
Gold	PowerShares DB Gold Fund	DGL	14.450%	6.92	3.39%
MLPs	Yorkville High Income MLP ETF	YMLP	13.885%	7.20	3.52%
Preferred Stocks	iShares S&P U.S. Preferred Stock Index Fund	PFF	5.454%	18.34	8.97%

Comment 3

Will prospective shareholders have any idea of the weighting of the portfolio when they decide whether to purchase?  Would a shareholder be able to use the methods described in this filing to accurately predict portfolio contents?  How?  If not, why not?

Response to Comment 3

Prospective shareholders will know the weighting of the portfolio when they are deciding to purchase because the Trust Portfolio page (page 3) shows the percentage of aggregate offering price.  Because the final prospectus will list the securities held by the Portfolio, shareholders will not have to predict the portfolio contents.

Principal Risks (p. 6)

Comment 4

Will the Portfolio be concentrated in an industry or group of industries?  If so, please disclose this, along with the risks of concentration.

Response to Comment 4

The Portfolio will not be concentrated in an industry or group of industries.  The portfolio securities will be broad-based ETFs, which will have diversified exposure across industries and industry groups.

Comment 5

Please disclose the principal risks of investing in gold, real estate, MLPs and energy.

Response to Comment 5

The requested disclosure has been added.

The return on your units will not reflect any dividends paid on the exchange-traded funds (p. 10)

Comment 6

Why will return on units not reflect dividends paid on the exchange-traded funds? What happens to the underlying funds’ dividends?

Response to Comment 6

The disclosure has been deleted.

An investment in the units will be subject to risks associated with securities that are rated below investment-grade  . . . (p. 13)

Comment 7

Please clarify that below investment-grade securities have a higher rate of default.

Response to Comment 7

The requested disclosure has been added.

Part B

Trust Administration (B-16)

Changes to Your Portfolio (B-17)

Comment 8

Under what circumstances does the Trust Agreement permit the Trust to change Portfolio securities?

Response to Comment 8

The Trust Agreement sets out the circumstances under which the Trust can change Portfolio securities.  The more material circumstances are discussed throughout the Prospectus.  The Trust Agreement states:

Section 3.07.                      Sale of Securities.  (a)  If necessary, in order to maintain the sound investment character of a Trust, the Depositor may direct the Trustee to sell, liquidate or otherwise dispose of Securities in such Trust at such price and time and in such manner as shall be determined by the Depositor, provided that the Supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such Securities:

(i)           that there has been a default in the payment of dividends, after declared and when due and payable;

(ii)           that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, or that there exists any legal question or impediment affecting such Securities or the payment of dividends from the same;

(iii)           that there has occurred any breach of covenant or warranty in any document relating to the issuer of the Securities which would adversely affect either immediately or contingently the payment of dividends on the Securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such Securities;

(iv)           that there has been a default in the payment of dividends, principal of or income or premium, if any, on any other outstanding obligations of the issuer of such Securities;

(v)           that the price of the Security has declined to such an extent or other such credit factors exist so that in the opinion of the Supervisor, as evidenced in writing to the Trustee, the retention of such Securities would be detrimental to the Trust and to the interest of the Unitholders;

(vi)           that all of the Securities in the Trust will be sold pursuant to termination of the Trust pursuant to Section 9.02 hereof;

(vii)           that such sale is required due to Units tendered for redemption;

(viii)           that there has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in the opinion of the Supervisor the sale or tender of the Security is in the best interest of the Unitholders;

(ix)           with respect to an Index Trust, that the Security has been removed from the Trust’s Target Index;

(x)           with respect to an Index Trust, that the Security is over-represented in the Trust’s portfolio in comparison to such Security’s weighting in the Trust’s Target Index;

(xi)           if the Trust is a Grantor Trust, that the sale of such Securities is required in order to prevent the Trust from being deemed an association taxable as a corporation for federal income tax purposes;

(xii)           if the Trust is a RIC, that such sale is necessary or advisable (i) to maintain the qualification of the Trust as a regulated investment company or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the Trust or on undistributed income in the Trust;

(xiii)           that as result of the ownership of the Security, the Trust or its Unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297 (a) of the United States Internal Revenue Code of 1986, as amended; or

(xiv)           that such sale is necessary for the Trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. …

Section 3.12.                      Replacement Securities.  In the event that any contract to purchase any Contract Security is not consummated in accordance with its terms (such Contract Security being herein referred to as a “Failed Contract Security”), the Depositor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the market place where the Failed Contract Securities were purchased or its clearing house or to purchase a replacement security (the “Replacement Security”) which has been selected by the Depositor out of funds held by the Trustee pursuant to Section 3.03. Purchases of Replacement Securities will be made subject to the conditions set forth below:

(a)           The Replacement Securities shall be securities as originally selected for deposit in the Trust or, in the case of a Trust that is a RIC, securities which the Depositor determines to be similar in character as Securities originally selected for deposit in the Trust;

(b)           The purchase of the Replacement Securities shall not adversely affect the federal income tax status of the Trust;

(c)           The purchase price of the Replacement Securities shall not exceed the total amount of cash deposited, or the amount available under the Letter of Credit deposited, by the Depositor at the time of the deposit of the Failed Contract Security;

(d)           The written instructions of the Depositor shall (i) identify the Replacement Securities to be purchased, (ii) state that the contract to purchase, if any, to be entered into by the Trustee is satisfactory in form and substance and (iii) state that the foregoing conditions of clauses (a) through (d) have been satisfied with respect to the Replacement Securities; and

(e)           The Replacement Securities shall be purchased within 30 days after the deposit of the Failed Contract Security. …

Additional Material Revision

Principal Investment Strategy (p. 2)

The Portfolio originally had “global” in the name and, therefore, included the second sentence under the “Principal Investment Strategy” section, which states “Under normal circumstances, the Trust will invest in the securities of issuers in at least five countries and will have 40% of its assets invested in non-U.S. securities.”  Because the name no longer contains the word “global,” this sentence has been deleted.

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of units of beneficial interest of the Trust, we acknowledge that:

1.The Trust is responsible for the adequacy and accuracy of the disclosure in such Registration Statement;

2.Staff comments or changes to disclosure in response to staff comments in such Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Morrison C. Warren
Morrison C. Warren